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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

PETROSEARCH ENERGY CORPORATION

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

71675Y100 (CUSIP Number)

May 12, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 71675Y100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Charles L. Barney
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially by Owned by Each Reporting Person With:	5. Sole Voting Power: -0-
6. Shared Voting Power: 1,538,464
7. Sole Dispositive Power: -0-
8. Shared Dispositive Power: 1,538,464

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,538,464
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 4.95%
12.	Type of Reporting Person (See Instructions): IN

Page 2 of 7 pages

CUSIP No. 71675Y100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). CBarney Investments, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Texas

Number of Shares Beneficially by Owned by Each Reporting Person With:	5. Sole Voting Power: -0-
6. Shared Voting Power: 1,076,926
7. Sole Dispositive Power: -0-
8. Shared Dispositive Power: 1,076,926

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,076,926
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 3.46%
12.	Type of Reporting Person (See Instructions): PN

Page 3 of 7 pages

CUSIP No. 71675Y100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Mark X Energy Company
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Oklahoma

Number of Shares Beneficially by Owned by Each Reporting Person With:	5. Sole Voting Power: -0-
6. Shared Voting Power: 461,538
7. Sole Dispositive Power: -0-
8. Shared Dispositive Power: 461,538

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 461,538
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 1.48%
12.	Type of Reporting Person (See Instructions): CO

Page 4 of 7 pages

Item 1.	(a)	Name of Issuer: Petrosearch Energy Corporation (the “Company”)

	(b)	Address of Issuer’s Principal Executive Offices: 4801 Woodway Drive, Suite 300E Houston, Texas 77056

Item 2.	(a)	Name of Person Filing: Charles L. Barney CBarney Investments, Ltd. Mark X Energy Company

	(b)	Address of Principal Business Office or, if none, Residence: 952 Echo Lane, Suite 364 Houston, Texas 77024

	(c)	Citizenship: Charles L. Barney is a citizen of the United States. CBarney Investments, Ltd. is a Texas limited partnership. Mark X Energy Company is an Oklahoma corporation.

	(d)	Title of Class of Securities: Common Stock

	(e)	CUSIP Number: 71675Y100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Page 5 of 7 pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned: Charles L. Barney CBarney Investments, Ltd. Mark X Energy Company		1,538,464 1,076,926 461,538

	(b)	Percent of class: Charles L. Barney CBarney Investments, Ltd. Mark X Energy Company		4.95% 3.46% 1.48%

The calculation of the percentage of beneficial ownership of the Company’s common stock is based upon 31,099,570 shares outstanding on May 9, 2006, as disclosed by the Company in its Quarterly Report on Form 10-QSB for the quarter ended March 31, 2006.

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote: Charles L. Barney CBarney Investments, Ltd. Mark X Energy Company		-0- -0- -0-

		(ii)	Shared power to vote or to direct the vote: Charles L. Barney CBarney Investments, Ltd. Mark X Energy Company		1,538,464 1,076,926 461,538

		(iii)	Sole power to dispose or to direct the disposition of: Charles L. Barney CBarney Investments, Ltd. Mark X Energy Company		-0- -0- -0-

		(iv)	Shared power to dispose or to direct the disposition of: Charles L. Barney CBarney Investments, Ltd. Mark X Energy Company		1,538,464 1,076,926 461,538

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.

Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company Not Applicable.

Item 8.	Identification and Classification of Members of the Group Not Applicable.

Item 9.	Notice of Dissolution of Group Not Applicable.

Item 10.	Certification Not Applicable.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 6 of 7 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 15 May 2006

MARK X ENERGY COMPANY
for itself and as attorney-in-fact
for Charles L. Barney and CBarney Investments, Ltd.

By:	/s/ Cindy Malloy
Name:	Cindy Malloy
Title:	Vice President

Page 7 of 7 pages